UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34454

Shanda Games Limited
(Translation of registrant’s name into English)

No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203
People’s Republic of China
(8621) 5050-4740
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SHANGHAI, December 17, 2014—Shanda Games Limited (NASDAQ: GAME, the “Company”) today announced that Kilometre Capital Management Cayman (“Kilometre”) issued a writ of summons endorsed with a statement of claim against the Company from the Court of First Instance of the High Court of the Hong Kong Special Administrative Region on October 10, 2014 (the “Kilometre Dispute”). According to the current statement of claim, Kilometre seeks outstanding consulting fees in an aggregated sum of US$25,588,642.58 (or alternatively, damages), certain declaratory relief, interest, costs and further and/or other relief as the court deems fit. In addition, on November 27, 2014, Kilometre issued a revised consulting fee invoice to the Company requesting the payment of outstanding consulting fees in an aggregate sum of US$44,925,847.31. The Company intends to vigorously defend the Kilometre Dispute on its merits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

Date: December 17, 2014	By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Acting Chief Executive Officer